信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2008/CS-0379

RECEIVED
2008 MAY -7 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 April 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

SUPPL

We are pleased to **enclose** for your attention a copy of the Company's Interim Dividend with Scrip Option Circular dated 24 April 2008.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

[redacted]

08002382

Fanny Cheng
Deputy Company Secretary

Encls.

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2008\24 04 2008\Letter - ADR.doc

BEST AVAILABLE COPY

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Sino Land Company Limited**, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
FU Yuning*
Raymond TONG Kwok Tung
YU Wai Wai
Thomas TANG Wing Yung
Daryl NG Win Kong
Ringo CHAN Wing Kwong

(# Non-executive Director)
(Independent Non-executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

24th April, 2008

To the shareholders

Dear Sir or Madam,

Interim Dividend with Scrip Option
for the year ending 30th June, 2008

Introduction

The Directors on 18th March, 2008 had declared an interim dividend for the year ending 30th June, 2008 of HK$0.10 per ordinary share (the "Share") to shareholders whose names appeared on the Register of Members of the Company at the close of business on Wednesday, 16th April, 2008. Shareholders may exercise their option to receive an allotment of shares credited as fully paid in lieu of cash dividend (the "Scheme"). The purpose of this circular is to set out the procedures and conditions which apply in relation to the Scheme and the action which should be taken by shareholders in relation thereto.

Details of the Scheme

Shareholders have the following choices in respect of the interim dividend:

(i) a cash dividend of HK$0.10 per Share; or

(ii) an allotment of new ordinary shares of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (calculated as described below), save for adjustment for fractions, equal to the total amount of interim dividend which shareholders would otherwise be entitled to receive in cash (New Shares will be allotted by way of capitalisation of profits to shareholders electing to receive New Shares in lieu of cash dividend); or

(iii) partly in cash and partly in New Shares.

The New Shares to be issued pursuant to the Scheme will rank pari passu in all respects with the existing issued Shares except that they shall not rank for the interim dividend for the year ending 30th June, 2008.

Basis of Allotment of the New Shares

For the purpose of calculating the number of New Shares to be allotted pursuant to the Scheme, the price of a New Share will be HK$17.988, which is the average value of the closing prices of one Share on The Stock Exchange of Hong Kong Limited on each of the five consecutive trading days commencing on 10th April, 2008, the first day the Shares traded ex dividend. Accordingly, the number of New Shares which a shareholder electing for New Shares will receive, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of Shares held on 16th April, 2008 for which election for New Shares is made} \times \frac{\text{HK\$0.10}}{\text{HK\$17.988}}$$

The last day on which shareholders will be entitled to select their desired form of dividends is Wednesday, 7th May, 2008. The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (ii) and (iii) above will be aggregated and sold and the benefit thereof will accrue to the Company.

Based on 4,857,410,699 Shares in issue as at the close of business on 16th April, 2008, if no elections for the New Shares were received, the total cash dividend payable by the Company would be HK$485,741,069.90. If all shareholders elected to receive all of their entitlement to the interim dividend in the form of New Shares, the maximum number of New Shares to be issued would be approximately 27,003,617 Shares representing 0.56% of the existing and 0.55% of the enlarged issued share capital of the Company.

Advantages of the Scheme

The Scheme will give shareholders an opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scheme will also be to the advantage of the Company to the extent that such cash which would otherwise have been paid to shareholders who elect to receive New Shares, in whole or in part in lieu of cash dividend, will be retained for use as working capital by the Company.

Form of Election

If you elect to receive your interim dividend for the year ending 30th June, 2008 wholly in cash, you do not need to take any action.

If you elect to receive an allotment of New Shares, or partly cash and partly New Shares, you should use the enclosed Form of Election. If you have signed the Form of Election but do not specify the number of Shares in respect of which you are entitled to receive New Shares under the Scheme, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding on Wednesday, 16th April, 2008, you will be deemed to have chosen to receive New Shares in respect of all the Shares of which you were then registered as the holder.

The enclosed Form of Election enables shareholders, who choose to receive their interim dividend for the year ending 30th June, 2008 wholly in the form of New Shares, to receive until further notice New Shares in lieu of all future cash dividends in the event that shareholders are given the choice of receiving New Shares or cash in respect of future dividends. If you have earlier made or if you now make such permanent election, then unless and until you cancel such election by written notice to the Registrars of the Company, you will receive New Shares in lieu of all future cash dividends for all the Shares for the time being registered in your name, without having to complete any further Forms of Election.

Forms of Election should be completed in accordance with the instructions printed thereon and returned so that they are received by the Share Registrars of the Company, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong (telephone no. 2980 1333), not later than 4:30 p.m. on Wednesday, 7th May, 2008. No acknowledgement of receipt of Form of Election will be issued.

Any shareholder who has earlier made a permanent election to receive cash in respect of all future dividends and now wishes to change his existing permanent election for cash to receive wholly scrip dividend or partly cash and partly scrip dividend should cancel such election by written notice to the Registrars of the Company and complete and return the enclosed Form of Election.

Overseas Shareholders

This circular will not be registered under any securities legislation of any jurisdiction outside Hong Kong. If you live outside Hong Kong this circular is only an invitation for you to take up the scrip dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

All shareholders resident outside Hong Kong should consult their brokers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scheme. Any shareholder receiving a copy of this circular and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Directors have been advised that shareholders with registered addresses in the provinces of Ontario and British Columbia may be lawfully offered the option to participate in the Scheme without registration and/or formalities under Canadian securities legislation. However, unless certain conditions are satisfied, securities obtained by way of scrip dividend can only be traded under a prospectus or in accordance with exemptions from prospectus and registration requirements. While shareholders in the provinces of Ontario and British Columbia will not be excluded from the Scheme, such shareholders are advised to consult their own professional advisers as to whether it would be beneficial or expedient for them to participate in the Scheme. The Company is not aware that it has any shareholders in Canada with a registered address outside the provinces of Ontario and British Columbia.

The Company has made legal enquiries in the relevant jurisdictions regarding the feasibility of extending the Scheme to shareholders with registered addresses outside Hong Kong. Since local approval or registration or filing or other procedures or formalities would need to be carried out in relation to the Scheme by the Company and/or the shareholders so as to ensure compliance with the relevant securities legislation in the United States of America, Malaysia and the People's Republic of China, the Directors after having carefully weighed the time, costs and legal uncertainties involved in ensuring compliance with local legal requirements against the small number of shareholders in these jurisdictions have decided that it would be expedient to exclude the shareholders ("Excluded Shareholders") having registered addresses in the United States of America, Malaysia and the People's Republic of China from the Scheme. Accordingly, the Forms of Election will not be sent to the Excluded Shareholders. However, this circular will be sent to the Excluded Shareholders for information only.

Notwithstanding the above, any Excluded Shareholder who is able to prove to the satisfaction of the Company that such Excluded Shareholder may legally participate in the Scheme will be entitled to participate in the Scheme. **Excluded Shareholders who wish to participate in the Scheme should notify the Company forthwith.** Forms of Election will be sent to those shareholders falling within the category of Excluded Shareholders if such shareholders can prove to the satisfaction of the Company that such action will not result in a contravention of any applicable legal or regulatory requirements. **In any event, the completed Forms of Election should be returned to the Company's Share Registrars in Hong Kong, Tricor Standard Limited, not later than 4:30 p.m. on Wednesday, 7th May, 2008.**

The Scheme is open to all shareholders other than Excluded Shareholders. For the avoidance of doubt, the New Shares are not offered to the public (other than shareholders) and the Forms of Election are non-transferable. Accordingly, the Scheme will not be offered directly or indirectly, and neither this offering nor any other offering material or

advertisements in connection with the Scheme may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Notwithstanding the legal advice taken by the Company, it is the responsibility of anyone wishing to join the Scheme to satisfy themselves as to full observance of the laws of any relevant territory, including obtaining any governmental or other consents which may be required. Overseas shareholders who are in any doubt as to their position should consult their own professional advisers.

Listing and Dealings

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the granting of listing of and permission to deal in the New Shares to be issued pursuant to the Scheme. It is expected that share certificates and cheques for cash entitlements will be posted at the risk of those entitled on Thursday, 15th May, 2008. Dealings of the New Shares on The Stock Exchange of Hong Kong Limited are expected to commence on 15th May, 2008.

The Shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. Save as disclosed herein, no equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being, or proposed to be, sought.

Dealings in the Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Condition of the Scheme

The Scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the New Shares.

Recommendation and Advice

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are your own responsibility. Shareholders who are trustees are recommended to take professional advice as to whether the choice of receiving New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument. Shareholders should note that an acquisition of Shares under the Scheme may give rise to notification requirements under the Securities and Futures Ordinance ("SFO") for shareholders who have notifiable interests (under the SFO, 5% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Yours faithfully,
Robert NG Chee Siong
Chairman

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino.com. Shareholders who have chosen to rely on copies of the Corporate Communications (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of any or all the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communications using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change their choice of language and means of receipt (i.e. in printed form or by electronic means through the Company's website) of all future Corporate Communications from the Company by giving reasonable notice in writing to the Company's Share Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

此通函（英文及中文版）（「通函」）已於本公司網站http://www.sino.com登載。凡選擇依賴在本公司網站上登載之公司通訊（其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格）以代替任何或所有印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網站之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網站登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司股票登記處，卓佳標準有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，以更改日後收取公司通訊的語言版本及收取方式（印刷方式或以透過本公司網站之電子方式）之選擇。

發或刊登。儘管本公司取得法律意見，任何有意參與該計劃之人士均有責任全面遵守任何有關地區之法例，包括取得任何政府或其他所需之同意。海外股東如對彼等之情況有任何疑問，應諮詢彼等各自之專業顧問。

上市及買賣

本公司已向香港聯合交易所有限公司上市委員會申請批准根據該計劃將予發行之新股上市及買賣。預期股票及應得現金之支票將於二零零八年五月十五日（星期四）寄發予各股東，一切郵誤風險概由收件人自行承擔。新股預期將於二零零八年五月十五日在香港聯合交易所有限公司開始買賣。

本公司之股份於香港聯合交易所有限公司上市及買賣。除本文所披露者外，本公司概無股本證券或債務證券在任何其他證券交易所上市或買賣，亦無進行或計劃於任何其他證券交易所申請上市或買賣。

買賣股份可透過中央結算及交收系統交收。 閣下應就結算安排之詳情及該安排對 閣下權利及權益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

該計劃之條件

該計劃須待香港聯合交易所有限公司上市委員會批准新股上市及買賣後，方可作實。

推薦意見

閣下可依據個人之情況作出有利選擇，以收取全部或部份新股或現金； 閣下作出之決定及因此而引致之一切後果乃 閣下之責任。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取新股及其影響。股東務請留意：以該計劃獲取之股份，可能根據證券及期貨條例（「證券期貨條例」）使有關股東（指根據證券期貨條例擁有本公司股本中5%或以上權益者）須遵照證券期貨條例之規定作出通知。股東如對此規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零八年四月二十四日

海外股東

本通函不會根據香港以外任何司法管轄區之任何證券法例進行註冊。假如 閣下居於香港境外，本通函僅作為邀請 閣下接納以股代息要約，但只有在該等股東所居國家容許股東選擇以股代息而毋須本公司符合任何法律或登記規定的情況下，有關的邀請方可作實。

凡身居香港以外地區之股東均應向其經紀或其他專業顧問諮詢，以確定在參與該計劃之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。任何身居香港以外地區而獲寄予本通函及／或選擇表格之股東，除非當地法律允許本公司發出此項邀請而毋須在有關地區辦理登記或其他法律手續，否則概不得將上述通函及／或選擇表格作為參與該計劃之邀請論。

董事亦獲告知，居於加拿大安大略省及英屬哥倫比亞省之股東可根據加拿大的證券規則被合法地提呈選擇參與該計劃而毋須進行任何註冊及／或辦理其他正式手續。然而，除非符合若干條件，藉以股代息方式獲得之證券僅可在招股章程項下或根據豁免招股章程及註冊規定之條款進行買賣。儘管居於加拿大安大略省及英屬哥倫比亞省之股東將不會被排除在該計劃之外，謹建議該等股東應就參與該計劃是否對彼等有利或適合，諮詢彼等各自之專業顧問。本公司並不知悉有任何居於加拿大的股東其註冊地址在安大略省及英屬哥倫比亞省以外。

本公司已向有關司法管轄區就向註冊地址位於香港以外地區之股東提供該計劃之可行性進行法律查詢，鑑於本公司及／或股東就該計劃須遵守美利堅合眾國、馬來西亞及中華人民共和國之有關證券法例辦理批准或註冊或登記或其他手續或程序，董事經詳細衡量，於遵守有關當地之法律要求所需之時間、費用及不確定之法律因素，及只有少數海外股東居於該等司法管轄區，並決定為方便起見，該計劃將不包括註冊地址在美利堅合眾國、馬來西亞及中華人民共和國之股東(「除外股東」)。據此，將不會向除外股東寄發選擇表格。然而，本通函將會寄發予除外股東僅供參考。

儘管有上述之決定，倘任何除外股東能夠提出令本公司信納之證明顯示該除外股東可合法參與該計劃，則彼亦可參與該計劃。**除外股東如欲參與該計劃，應立即通知本公司。**倘該等除外股東能提出令本公司信納之證明顯示寄發選擇表格之行動將不會致使違反任何適用法律或監管規定，則可向該等列入除外股東之股東寄發選擇表格。**在任何情況下，填妥之選擇表格最遲須於二零零八年五月七日(星期三)下午四時三十分前，交回本公司在香港之股票登記處，卓佳標準有限公司。**

該計劃乃公開予所有股東參與，惟不包括除外股東。為避免誤會，新股不會公開提呈予公眾人士(股東除外)，而選擇表格亦不可轉讓。據此，除非在符合任何國家或司法管轄區之適用規則及法例之情況下，該計劃概不得於任何國家或司法管轄區直接或間接提呈，而是項建議或涉及該計劃之任何其他建議之資料或廣告亦不會在當地分

該計劃之優點

股東可憑該計劃按市值增加其在本公司之投資機會而毋須承擔經紀佣金、印花稅及有關之買賣成本。對本公司而言，該計劃亦屬有利；原應派予選擇收取新股代替全部或部份現金股息之股東之該筆現金，將可由本公司保留作為營運資本用途。

選擇表格

閣下如選擇全部以現金方式收取截至二零零八年六月三十日止年度之中期息，則不須採取任何行動。

閣下如選擇收取新股，或部份收取現金及部份收取新股，則須使用隨附之選擇表格。 閣下如已簽署該選擇表格而未有指明根據該計劃選擇收取新股之股數，或如選擇收取新股之股數大於 閣下於二零零八年四月十六日（星期三）登記持有之股數，則將被視為已就 閣下名下登記持有之全部股份選擇收取新股。

選擇全部以收取新股之方式收取截至二零零八年六月三十日止年度之中期息之股東，可憑隨附之選擇表格選擇於股東獲賦予機會可就日後股息選擇新股或現金時，以收取新股代替日後之一切現金股息。 閣下如已於較早時作出或現在作出該項長期性選擇，則直至 閣下以書面知會本公司股票登記處取消該項選擇為止，將可就 閣下當時登記持有之全部股份，收取新股以代替日後之一切現金股息而毋須再填寫其他選擇表格。

選擇表格須按照其印備之指示填妥，並最遲須於二零零八年五月七日（星期三）下午四時三十分前交回本公司股票登記處，卓佳標準有限公司，地址為香港皇后大道東28號金鐘匯中心26樓（電話：2980 1333）。本公司對已交回之選擇表格將不會另發收據。

任何股東曾於較早時作出長期性選擇以現金方式收取日後之一切股息，而現時欲更改其現有收取現金之長期性選擇，以便全部收取股份或收取部份現金及部份股份，必須以書面知會本公司股票登記處取消該項選擇，並填寫及交回隨附之選擇表格。

該計劃之詳情

有關此次中期股息，股東可選擇如下：

(i) 每股收取現金股息0.10港元；或

(ii) 獲配發總市值（按下文所述之計算方法）相等於有關股東原應有權以現金收取之股息總額之入賬繳足每股1.00港元之新普通股（「新股」）而除就零碎股份作出調整外（新股將以溢利資本化形式，配發予選擇收取新股以代替現金股息之股東）；或

(iii) 部份收取現金及部份收取新股。

依據該計劃發行之新股除不得享有截至二零零八年六月三十日止年度之中期息外，在其他方面將與現已發行之股份享有同等權益。

配發新股之基準

就計算根據以該計劃將予配發之新股數目而言，每股新股價格將為17.988港元，此為由二零零八年四月十日（此等股份除息交易之首天）起五個連續交易日各日每股股份於香港聯合交易所有限公司之收市價之平均值。因此，選擇新股之股東將收取之新股數目將按下列方式計算：

$$\text{應收新股股數} = \frac{\text{已選擇收取新股於二零零八年四月十六日所持股數}}{} \times \frac{\text{0.10港元}}{\text{17.988港元}}$$

股東有權於二零零八年五月七日（星期三）之限期前選擇其欲收取之股息形式。將收取之新股數目將向下調整至最接近之完整數額。就上述(ii)及(iii)項選擇之新股之零碎股將彙集並出售，而有關利益將歸公司所有。

根據於二零零八年四月十六日營業時間結束時已發行股份4,857,410,699股，倘若並無接獲選擇收取新股，則本公司應付現金股息總額將為485,741,069.90港元。倘若所有股東均選擇以新股形式收取其中期股息的全部配額，則將予發行的新股最高數目將約為27,003,617股股份，相當於本公司現有已發行股本0.56%及經擴大的已發行股本0.55%。

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信和置業有限公司股份全部售出或轉讓，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號：83)

董事：
黃志祥 *(主席)*
夏佳理，GBS, CVO, OBE, JP*
盛智文，GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光
陳榮光

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

(　非執行董事)*
(　獨立非執行董事)*

敬啟者：

截至二零零八年六月三十日止年度
之中期息以股代息

緒言

董事會於二零零八年三月十八日宣佈派發截至二零零八年六月三十日止年度之中期息每股普通股(「股份」)0.10港元，派予在二零零八年四月十六日(星期三)辦公時間結束時登記在本公司股東名冊之股東。各股東可以選擇收取入賬繳足股份以代替現金股息(「該計劃」)。本通函旨在說明有關該計劃之程序及條件，以及各位股東應採取之行動。

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2008/CS-0398

RECEIVED
2008 MAY -7 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 April 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of a Joint Announcement of the Company and Tsim Sha Tsui Properties Limited regarding the capital commitment in a joint venture for development of the land in Hong Kong dated 23 April 2008.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Announcement\Discloseable Transaction\23.4.2008_SL & TSTP_Capital Commitment_Aberdeen JV\Letter - ADR doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

DISCLOSEABLE TRANSACTION

CAPITAL COMMITMENT IN A JOINT VENTURE FOR DEVELOPMENT OF THE LAND IN HONG KONG

This announcement is jointly made by TST Properties and its subsidiary, Sino Land.

Further to the Joint Announcement in relation to the formation of the Joint Venture on 12th November, 2007 to undertake the Project, TST Properties and Sino Land announce that, on 23rd April, 2008, Sino Land, K. Wah and Nan Fung Development jointly with Nan Fung Textiles, Limited (being the Guarantors) entered into the Corporate Guarantee in favour of the Lenders pursuant to which each of the Guarantors guaranteed the obligations of Teamer under the Loan Facility, on a several, pro rata and pari passu basis by reference to the respective equity interest of the JV Partners in Teamer. Accordingly, the total estimated capital commitment of the JV Partners in the Joint Venture as at 23rd April, 2008 amounted to approximately HK$7,510 million, comprising guarantee obligation in respect of the Loan Facility of HK$4,655 million and shareholders' loans of approximately HK$2,855 million to finance the Land Costs and the estimated construction cost for the Project.

Under the Corporate Guarantee, Sino Land agreed to guarantee 35% of the obligations of Teamer as part security for the Loan Facility granted to Teamer. As part of the Loan Facility will be used to repay part of the shareholders' loans provided by the JV Partners to Teamer, Sino Land's direct and indirect total commitment will amount to approximately HK$2,628.5 million, comprising HK$1,629.25 million of guarantee liability and approximately HK$999.25 million of shareholder's loan (as reduced).

The total capital commitment of Sino Land in the Joint Venture constitutes a discloseable transaction of TST Properties pursuant to Chapter 14 of the Listing Rules. Sino Land is making this joint announcement on a voluntary basis with TST Properties as it wishes to inform its shareholders of the information contained in this announcement. A circular containing, among other things, details of the Joint Venture and the Project will be despatched to the shareholders of TST Properties as soon as practicable in accordance with the Listing Rules.

This announcement is jointly made by TST Properties and its subsidiary, Sino Land, and reference is made to the Joint Announcement in relation to the formation of the Joint Venture to own the Land and undertake the Project.

BACKGROUND

As disclosed in the Joint Announcement, the JV Partners and Homeast entered into the Memorandum on 12th November, 2007 in relation to, among other things, the formation of the Joint Venture. Pursuant to the Memorandum, Kenway Enterprises (an indirect wholly-owned subsidiary of Sino Land) subscribed for 350 shares in Homeast, representing 35% of the enlarged issued share capital of Homeast. The other JV Partners are Wealthy Vision (an indirect wholly-owned subsidiary of K. Wah), Nan Fung Development and Nan Fung Resources which are interested in 35%, 25% and 5%, respectively, of the enlarged issued share capital of Homeast. Teamer, a wholly-owned subsidiary of Homeast, has successfully bid for the Land at the public auction of the Land undertaken on 15th October, 2007.

FINANCING ARRANGEMENTS

Pursuant to the Memorandum, the JV Partners were required to provide fundings in respect of 100% of the Land Costs of HK$5,710 million by way of shareholders' loans to Teamer on a several, pro rata and pari passu basis by reference to their respective interest in the Joint Venture. Accordingly, the holding company of Kenway Enterprises has, at that time, provided a shareholder's loan of HK$1,998.5 million to Teamer, representing 35% of the Land Costs.

After the payment of the Land Costs, the JV Partners proposed that 50% of the Land Costs shall be re-financed and funded by way of bank borrowings while the remaining 50% of the Land Costs shall continue to be funded by way of the shareholders' loans from the JV Partners on a several and pro rata basis. The JV Partners also proposed that 100% of the construction cost for the Project, which is currently estimated to be HK$1,800 million, be financed by way of bank borrowings. Accordingly, on 23rd April, 2008, Teamer and the Lenders entered into a facility agreement pursuant to which the Lenders have agreed to provide the Loan Facility of up to HK$4,655 million to Teamer. The Lenders have granted the Loan Facility to Teamer after arm's length negotiation, bearing normal commercial interest rates.

CORPORATE GUARANTEE

On 23rd April, 2008, Sino Land executed the Corporate Guarantee in favour of the Lenders, pursuant to which Sino Land, K. Wah and Nan Fung Development jointly with Nan Fung Textiles, Limited (being the Guarantors) respectively guaranteed 35%, 35% and 30% of the obligations of Teamer under the Loan Facility on a several, pro rata and pari passu basis. Accordingly, the guaranteed obligation attributable to Sino Land under the Corporate Guarantee amounts to HK$1,629.25 million.

In addition to the Corporate Guarantee, as part and parcel of the securities for the granting of the Loan Facility to Teamer, (a) the Guarantors entered into a funding agreement with one of the Lenders (as agent for the others) and Teamer on 23rd April, 2008 pursuant to which the Guarantors undertook (i) on a several, pro rata and pari passu basis to ensure sufficient funds to meet any cost overrun and expenses as required to complete the development of the Land, and (ii) jointly and severally to procure that Teamer will complete the development of the Land according to the construction time schedule; and (b) the JV Partners (in respect of Kenway Enterprises, its holding company) entered into a subordination agreement with one of the Lenders (as agent for the other Lenders) on 23rd April, 2008 pursuant to which all existing and future shareholders' loans and inter-company loans advanced to Teamer are subordinated to the indebtedness of Teamer owed to the Lenders under the Loan Facility, except for the shareholders' loans to be repaid as provided for in the Loan Facility.

TOTAL CAPITAL COMMITMENT IN THE JOINT VENTURE

As part of the Loan Facility will be used to repay part of the shareholders' loans provided by the JV Partners to Teamer, Sino Land's total direct and indirect commitment will amount to approximately HK$2,628.5 million, comprising HK$1,629.25 million of guarantee obligation and approximately HK$999.25 million of shareholder's loan (as reduced).

Accordingly, the total capital commitment of Sino Land in the Joint Venture constitutes a discloseable transaction of TST Properties pursuant to Chapter 14 of the Listing Rules. Sino Land is making this joint announcement on a voluntary basis with TST Properties as it wishes to inform its shareholders of the information contained in this announcement. A circular containing, among other things, details of the Joint Venture and the Project will be despatched to the shareholders of TST Properties as soon as practicable in accordance with the Listing Rules.

REASONS FOR THE JOINT VENTURE AND CORPORATE GUARANTEE

One of the main business areas of the Group is property development and investment in Hong Kong and the People's Republic of China. The establishment of the Joint Venture to undertake the Project is consistent with the core business strategies of the Group, will enhance the Group's land bank for luxurious residential development and is a continuation of the Group's principal activity with other business partners. The Land will be developed into luxurious residential properties with full-fledged club-house, amenity facilities and car park spaces.

The Loan Facility is obtained by Teamer (i) to repay part of the shareholders' loans previously provided by the JV Partners, being 50% of the Land Costs (i.e. Facility A of the Loan Facility); and (ii) to finance all of the construction cost for the Project (i.e. Facility B of the Loan Facility). The Corporate Guarantee and the other securities have been provided by Sino Land (directly and indirectly) as conditions for the drawdown of the Loan Facility to Teamer.

It is expected that Teamer will draw down Facility A of the Loan Facility on or about 28th April, 2008. Upon the drawdown of Facility A of the Loan Facility, the shareholders' loans provided by the JV Partners to Teamer will be proportionally repaid and as such, the shareholder's loan provided by the holding company of Kenway Enterprises will be reduced to approximately HK$999.25 million.

INFORMATION ON THE GROUP

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment in securities, financing, hotel and building management and services.

GENERAL

The principal businesses of K. Wah are investment holding, property investment and development.

The principal businesses of Nan Fung Development are property development and investment in Hong Kong. Nan Fung Resources and Nan Fung Textiles, Limited are investment holding companies.

K. Wah, Nan Fung Development and Nan Fung Resources have previously entered into joint ventures with Sino Land for land development projects in Hong Kong.

Nan Fung Development and Nan Fung Textiles, Limited are companies beneficially owned by Mr. Chen Din Hwa, who also beneficially owns 6.17% of the issued share capital of Sino Land as at 23rd April, 2008 according to the register kept pursuant to the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong). Ms. Vivien Chen Wai Wai, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

Based on the above information provided by each of the other JV Partners and the other Guarantors and to the best of the knowledge, information and belief of the directors of each of TST Properties and Sino Land after having made all reasonable enquiries, each of the other JV Partners and the other Guarantors and their respective ultimate beneficial owners is an independent third party not connected with the directors, substantial shareholders and chief executives of TST Properties and Sino Land, and their respective subsidiaries and associates (as defined in the Listing Rules).

DEFINITIONS

"Corporate Guarantee"	a several, unconditional and irrevocable corporate guarantee provided by the Guarantors in favour of the Lenders to guarantee the performance of Teamer's obligations under the Loan Facility in the respective proportion of 35%, 35% and 30% entered into by the relevant parties on 23rd April, 2008
"Group"	TST Properties, Sino Land and their respective subsidiaries
"Guarantors"	Sino Land, K. Wah, and Nan Fung Development jointly with Nan Fung Textiles, Limited
"Homeast"	Homeast Limited, a company incorporated in the British Virgin Islands, whose issued share capital is owned as to 35% by Wealthy Vision, 35% by Kenway Enterprises and 30% by Nan Fung Development and Nan Fung Resources in aggregate
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Joint Announcement"	the joint announcement of TST Properties and Sino Land dated 12th November, 2007 in relation to, among other things, the formation of the Joint Venture and the development of the Land
"Joint Venture"	Homeast and Teamer, for the purpose of owning the Land and undertaking the Project
"JV Partners"	the four joint venture partners of Homeast, being Kenway Enterprises, Wealthy Vision, Nan Fung Development and Nan Fung Resources
"K. Wah"	K. Wah International Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the main board of the Stock Exchange

"Kenway Enterprises"	Kenway Enterprises Limited, a company incorporated in the British Virgin Islands, which is an indirect wholly-owned subsidiary of Sino Land
"Land"	the land registered in the Land Registry as Aberdeen Inland Lot No. 451 at Welfare Road, Aberdeen, Hong Kong with a site area of approximately 6,403 square meters and the total gross floor area for development on the Land of not less than 36,120 square meters for non-industrial (excluding godown, petrol filling station and hotel) purposes
"Land Costs"	the premium for the Land of HK$5,710 million
"Lenders"	a syndicate of, inter alia, licensed banks registered under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) who are the lenders of the Loan Facility
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	the secured loan facility granted by the Lenders to Teamer of up to HK$4,655 million comprising of (a) Facility A: HK$2,855 million (to re-finance up to 50% of the Land Costs); and (b) Facility B: HK$1,800 million (to finance all of the construction costs for the Project), pursuant to the facility agreement dated 23rd April, 2008 entered into between Teamer and the Lenders with maturity of 48 months from the date of the facility agreement or 6 months after the issuance of the certificate of compliance pertaining to the Project, whichever is the earlier
"Memorandum"	a binding memorandum of agreement entered into between the JV Partners and Homeast on 12th November, 2007 providing for details of the arrangement in relation to the formation of the Joint Venture by the JV Partners
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong
"Project"	the development of the Land, construction of properties on the Land and management, lease and/or sale of any properties which may be constructed on the Land by the Joint Venture
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, a subsidiary of TST Properties and the shares of which are listed on the main board of the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Teamer"	Teamer International Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of Homeast
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange
"Wealthy Vision"	Wealthy Vision Limited, a company incorporated in Hong Kong, an indirect wholly-owned subsidiary of K. Wah
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 23rd April, 2008

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong and Mr. Ringo Chan Wing Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END